Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Geoji, Inc.
1400 Yager Dr
Austin, TX 77833
https://www.geoji.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Geoji, Inc.
Address: 1400 Yager Dr, Austin, TX 77833
State of Incorporation: TX
Date Incorporated: December 31, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives and Bonuses</u>*

Time-Based:

Angel Investor

Invest within the first week and receive 10% bonus shares

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Geoji will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Geoji Inc. ("Geoji" or the "Company") is an easy button for you to build your own ad-hoc business, event, or festival in seconds. Snap a photo, add a description, and it's live. We take care of the rest: ticketing, point of sale, management, and we actually get you discovered. All you need is your phone.

Geoji Inc. acts as a services intermediary making 7% off of all transactions on our platform. We target seasonal and regional festivals, events, and temporal businesses.

Competitors and Industry

<u>Industry</u>

The global events market share is expected to grow from $958.54 billion in 2021 to $1,965.99 billion by 2028; it is estimated to grow at a CAGR of 11.1% from 2022 to 2028.[1]

[1] https://www.prnewswire.com/news-releases/events-market-size-worth-1-965-99-billion-globally-by-2028-at-11-1-cagr---exclusive-report-by-the-insight-partners-301553933.html

<u>Competition</u>

Geoji has semi-related competition with ticketing websites and traditional point-of-sale companies.

Dominate players include larger companies like Eventbrite & Square.

Similar players in the ticketing space include FareHarbor, TicketSpice, & TicketLeap.

FareHarbor - Tours and activities booking software targeting tourism. FareHarbor does not offer solutions for walk-ups and does not get you discovered.

Ticketspice - Local festival ticketing platform that creates a website for each event. Ticketspice does not offer solutions for walk-ups and does not get you discovered.

TicketLeap - Generic event platform that competes on price with lower fees. TicketLeap does not offer solutions for walk-ups and does not get you discovered.

Similar players in the point-of-sale space include FiveStars & QuickBooks POS.

FiveStars - POS for more risky or unestablished businesses. FiveStars requires hardware, does not sell tickets, and does not get you discovered.

QuickBooks POS - Very basic POS usually used for invoicing. QuickBooks POS requires hardware, does not sell tickets, and does not get you discovered.

Current Stage and Roadmap

We have a fully functioning iOS App and Website that are feature complete and allow creators to create events and people to buy tickets/merchandise to those events. We are catching up on our Android App and are working on improvements to the map, tutorial videos, support channels, & the backend dashboard for creators.

Our goal with this investment is to make the product shippable for mass marketing where a creator can get a link, download the app, and know exactly how it all works. This includes making tutorial videos, onboarding, streamlining content creation, support, and making marketing materials.

The Team

Officers and Directors

Name: John Paul Poehlmann

John Paul Poehlmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: December 31, 2020 - Present
  Responsibilities: Growth Hacking, Sales & Marketing. Poehlmann does not currently receive a salary and owns 5,457,123 shares of Common Stock.

- **Position:** Founder
  Dates of Service: December 31, 2020 - Present
  Responsibilities: Creating the Company. Currently does not take a salary.

- **Position:** Director
  Dates of Service: December 31, 2020 - Present
  Responsibilities: Manages the Company. Currently does not take a salary.

- **Position:** President
  Dates of Service: December 31, 2020 - Present
  Responsibilities: Manages the Company. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** VMware
  Title: Territory Account Manager
  Dates of Service: November 01, 2018 - October 01, 2019
  Responsibilities: Sales

Other business experience in the past three years:

- **Employer:** Veeam
  Title: Account Executive
  Dates of Service: October 01, 2019 - March 03, 2021
  Responsibilities: Sales for all Texas

Name: Blane Townsend

Blane Townsend's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer (CTO)
  Dates of Service: December 31, 2020 - Present
  Responsibilities: UI, UX, & Product Development. Townsend does not currently receive a salary and owns 3,472,877 shares of Common Stock.

- **Position:** Founder
  Dates of Service: December 31, 2020 - Present
  Responsibilities: Creating the Company. Currently does not take a salary.

- **Position:** Manager
  Dates of Service: December 31, 2020 - Present
  Responsibilities: Manages the Company. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Darwin, Inc.
  Title: Founder
  Dates of Service: February 12, 2018 - December 31, 2020
  Responsibilities: Contract App Development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in their industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is

possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Geoji or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Geoji could harm our reputation and materially negatively impact our financial condition and business.

Global Pandemic
In the event of another global pandemic with economic shutdowns, the companies performance may be inhibited.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Blane Townsend	3,472,877	Common Stock	38.89%
John Paul Poehlmann	5,457,123	Common Stock	61.11%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 8,930,000 outstanding.

Voting Rights

Each share gets one equal vote.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Our company was formed on December 31, 2020. Nothing was accomplished in that one day. We created our app in 2021 and had our first customer in May 2021. This is when we started accepting payments and generating revenue.

Revenue

Revenue for 2021 was $45,437. This was ~5.5% of the total amount of money we processed. We saw explosive growth in Q4 when we introduced our in-app credit card processor.

Cost of Sales

We do not have a direct cost of sales since we are a technology platform.

Gross Margins

We take roughly a 7% fee on all transactions applied to the user. Our take ended up being around 5% because we gave out special discounts to first-time creators and played with our margin to test the market early in the company.

Expenses

The Company did not pay the two founders a salary for 2021. The main expenses consisted of, among other things, servers, subscriptions, SMS texts, emails, & rental of office space.

Historical results and cash flows:

Each creator creates on average 4.3 events per year. Each event makes the Company on average $210. We expect our revenue to increase by expanding outside of the Austin, TX region and by targeting potential customers in the experiential commerce sector.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2022, the company currently has $103,760 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are not critical to company operations. We have other funds available if this campaign does not hit our goal.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds of this campaign are not necessary to the viability of the company. We have other funds available if this campaign does not hit our goal. However, if we raise the maximum, this will comprise 90% of company funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum $10K, we will be able to operate for approximately 13 months, based on a burn rate of $8,500/month.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum $1.07M, we will be able to operate for approximately 21 months, based on a burn rate of $50,000/month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If our Reg CF does not hit our goals, we have lines of credit available via Stripe.

Indebtedness

- **Creditor:** Jeff Townsend
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2025

- **Creditor:** John Paul Poehlmann
  Amount Owed: $29,517.46
  Interest Rate: 0.0%
  Maturity Date: January 01, 2025

- **Creditor:** Blane Townsend
  Amount Owed: $24,904.89
  Interest Rate: 0.0%
  Maturity Date: January 01, 2025

Related Party Transactions

- **Name of Entity:** Jeff Townsend
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Father loaned the Company $100,000 to provide float for some of the transactions we were processing.
  Material Terms: $100,000 with no interest payable on demand and due by 01/01/2025.

- **Name of Entity:** Blane Townsend
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Paid for ongoing costs of the company while it was getting off the ground.
  Material Terms: $24,904 payable on demand with no interest and due by 01/01/2025

- **Name of Entity:** John Paul Poehlmann
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Paid for ongoing costs of the company while it was getting off the ground.
  Material Terms: $29,517 payable on demand with no interest and due by 01/01/2025

Valuation

Pre-Money Valuation: $8,930,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

Experiential Commerce is a massive market made up of events, popups, and experiences. These historically cash-based businesses spin up and spin down throughout the year and it is very difficult for them to get discovered in such a short window. Over $48 Trillion[1] is moving from cash to digital in the next decade and we provide the solution for these cash-based businesses to operate in a cashless society.

Comparable Competitor Companies

For Financial Technology companies that act as intermediate services, it is common to see a valuation equal to the amount of money transacted in a year. For most of these companies, they are making a profit margin of 0.3-0.5%. We are making a profit margin of approximately 5% so that is 10x the value of a traditional Financial Technology company. We have transacted $1,177,000 in the last 12 months. With a 10x multiple that puts our valuation at approximately $11,330,000. Since we are early on in our company, we landed on a nice round $10,000,000 post valuation which puts our pre-money valuation at $8,930,000.

The Value of the Company's Assets

We have written over 137,000 lines of code specifically for experiential commerce across an iOS Application, Android Application, Website, Admin Portal, and API Backend. Our code has been tested, deployed, and is bug-free.

We have developed our own proprietary in-app credit card scanner that allows anyone with a smartphone to take payment for walk-ups & merchandise. This has enabled our creators to scale and be able to monetize everything they want to sell on the spot.

Management's Prior Achievements & Success

John Paul Poehlmann has previously led teams as a tech executive at two Forbes 100 Cloud Companies. He managed teams in Texas focused around sales, mass marketing, and growth hacking.

Blane Townsend has previously developed multiple apps on his own including Luminostics - a YC company, Zocha - ACH Payments, Bidly - Marketplace for goods, among others. He spent his prior years creating a platform that makes it easy to develop apps which has enabled him to write over 137,000 lines of code for Geoji in just 12 months. Blane is not only a software developer but a skilled UX & UI Designer.

Business Partnerships & Relationships

Approximately 236 creators have used Geoji and each creator makes 4.3 events per year making us on average approximately $227 per Geoji. We have established reliable relationships with these creators that will continue into the near future. In the last 12 months, we have transacted over $1,177,000 and expect that number to grow with our current retention and future creators.

The Company set its valuation internally, without a formal-third party independent evaluation.

1 https://www.accenture.com/us-en/insights/banking/payments-modernization-playing-long-game

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Start Engine Fees*
  96.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Fees*
  1.0%
  Fees for certain services provided by StartEngine.
- *Marketing*
  10.0%
  Targeted marketing campaigns using primarily SMS text and Email.
- *Company Employment*
  75.5%
  Paying employees to design & develop the software and applications. Paying employees to make marketing content & tutorials. Paying employees to sell & scale the products.
- *Operations*
  10.0%
  Infrastructure & server fees, subscriptions, APIs, legal & accounting.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.geoji.com/ (will make available upon request).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/geoji

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Geoji, Inc.

[See attached]

Geoji, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Geoji, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 27, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	220,646	-
Accounts Receivable	42,817	-
Total Current Assets	263,463	-
TOTAL ASSETS	263,463	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	106,371	-
Short Term Notes Payable - Related Party	154,422	-
Total Current Liabilities	260,793	-
TOTAL LIABILITIES	260,793	-
EQUITY		
Accumulated Deficit	2,670	-
Total Equity	2,670	-
TOTAL LIABILITIES AND EQUITY	263,463	-

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	45,437	-
Operating Expenses		
Advertising and Marketing	271	-
General and Administrative	5,886	-
Rent and Lease	36,671	-
Total Operating Expenses	42,828	-
Operating Income (loss)	2,609	-
Other Income		
Interest Income	61	-
Total Other Income	61	-
Provision for Income Tax	-	-
Net Income (loss)	2,670	-

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	2,670	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	106,371	-
Accounts Receivable	(42,817)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	63,554	-
Net Cash provided by (used in) Operating Activities	66,224	-
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Notes Payable – Related Party	154,422	-
Net Cash provided by (used in) Financing Activities	154,422	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	220,646	-
Cash at end of period	220,646	-

Statement of Changes in Shareholder Equity

	Common Stock			
	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 12/31/20 (At Inception)	-	-	-	-
Issuance of Common Stock	-	-	-	-
Net Income (Loss)	-	-	-	-
Ending Balance at 12/31/20	-	-	-	-
Issuance of Common Stock	90,000	-	-	-
Net Income (Loss)	-	-	2,670	2,670
Ending Balance 12/31/2021	90,000	-	2,670	2,670

Geoji, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Geoji, Inc ("the Company") was formed in Texas on December 31st, 2020. The Company plans to earn revenue as a services intermediary platform leveraging a mobile app and website that allows creators to sell goods and products online such as tickets, merchandise, food/drink, etc. The Company's headquarters is in Austin, TX. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue from each sale of goods and products for which it is an intermediary between creators and purchasers on its platform. The Company's primary performance obligation is ensuring their platforms, mobile app and website, are active and running, which allows the creators who use it to sell their goods and products. The Company primarily receives payments within 2-3 business days of a sale.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

On April 11th, 2021, the Company entered into an Apartment Lease Contract that expires on July 10th, 2022. The agreement requires monthly payments of $3,845. The total rent and lease expense was $36,671 as of December 31st, 2021.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A cofounder's father loaned the Company $100k in 2021. The amounts are due on demand and do not accrue interest. The balance of the loan was $100k as of December 31st, 2021.

The cofounders have provided loans to the Company, which total $54.4k as of December 31st, 2021. These loans do not accrue interest and will be paid back at the discretion of the cofounders.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions for details of related party debt.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$154,422
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The company has authorized 1,000,000 of common shares with a par value of $0.001 per share. 90,000 common shares were issued and outstanding as of the date of these financials.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 27, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Geoji

The Map for the Creator's Economy


Geoji
Turning passions into discoverable businesses
WineChella
Warehouse Party

Website · Austin, TX · SOFTWARE & SERVICES

At Geoji, we believe that passionate people can actually make a livelihood doing what they love. With approximately 236 creators and $1.3 Million in the last 12 months, we feel we are bringing forth a new economy with an easy button that enables you to build your own ad-hoc business, event, or festival in seconds. Simply snap a photo, add a description, and it's live. We take care of the rest: ticketing, point of sale, management, and we actually get you discovered. All you need is your phone.

$178,785 raised

45 Investors	$8.93M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We are working to democratize capitalism by putting a point of sale in everyone's pocket that can enable you to run your entire operation with just your phone accepting Amazon Pay, Venmo, PayPal, Apple Pay, Google Pay, Visa, Mastercard, Bank Transfer, & Crypto.
- The market is huge, underserved, and consists of historically cash-based businesses that are trying to operate in a cashless society. $48 trillion is moving from cash to digital by 2030 and we universally accept it all (source).
- We've already built the product and have done over $1.3 Million in the last 12 months solely through word of mouth from our customers who love us.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Geoji:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

OVERVIEW

A whole new world awaits


We put a point-of-sale in everyone's pocket
Get Your Tickets
Event Dates
Double Click to Pay
Pay
Apple Card
$120.00
7577 7500 0000 0000
amazon
PayPal
venmo
G
coming soon

Our proprietary in-app credit card terminal is faster than cash, chipping, & swiping. We can handle walk-ups, door covers, and any sale at the moment of interest. **This means we can replace cash, ATMs, and costly Hardware Terminals**.

Meaningful social interaction is vital to human life and with depression rates skyrocketing, 76% of customers prefer to spend on experiences rather than material items (source). We believe this is because they inherently understand the need for human connection. Big tech promised to bring us closer together but has drastically driven us further apart (source).

Geoji is the antidote to an isolated Black Mirror Future. This is where you discover Taco Tuesday from your local abuela, find your Friday night, and maybe even your wife.

With our platform, creators can build ad-hoc businesses or events in seconds. They can snap a photo, add a description, and then it's live - we take care of the rest like ticketing, point of sale, and management.

THE PROBLEM

No easy way exists for people to monetize their passions and ideas

We've seen the trend of people making money renting out their homes, changing bed sheets, and driving strangers and food in their cars. However, no easy way exists to monetize **your own passions** and **your own ideas**.

There are millions of people who would love to make more in a day than most people do in a month (source). And they would all monetize their abilities if it did not take so much time, initial capital, and social reach to get started.

That's where Geoji comes in.

THE SOLUTION

We've made an easy button

We've created an all-in-one technology platform that helps experiential businesses **get discovered, make money, and run their business** all right from their phone. Geoji universally accepts all forms of payment and allows you to sell just about anything. We've seen concessions, bars, bull rides, raffles, hay rides, art, pictures with Santa, petting zoos, and a wide variety of additional profit derived by allowing Geoji creators and their employees to sell much more than just admission.

Geoji makes it possible to place an emoji on our map as your bat signal to the city and potentially set up a full fledged operation in less than a minute. Emojis are modern day hieroglyphics (source). When you see a guitar on our map, you know there is music. When you see a kayak, ... well you get the picture.


Geoji makes it simple
Create
Add Team
Track Sales
Get Paid


Customer Experience
Discover
Reserve & Transact
Experience

BUSINESS MODEL

Free for creators, 7% to consumers

At Geoji, we serve the creators which is why we put the 7% fee on the customer. We can save the creators thousands and they choose which platform to use.


Free for Creators
7% Fee on Customers
$227
Each time a Geoji is created
we make $227 on average

THE MARKET

$1.1 Trillion every year in experiential commerce

We believe Geoji is a game changer for ad-hoc businesses that are trying to find ways to spin-up a full-fledged operation with ready-to-go credit card terminals for all employees or vendors with a smartphone. These historically cash based businesses are no tiddly-winks, they make more in a few weeks than most brick and mortar stores do in three years.


The Market is
Huge and Underserved
$2 B
Fireworks Tents
$344 M
Comedy Clubs
$910 M
Ice Skating
$16.6 B
Art Fairs
$400 M
Haunted Houses
$420 M
Horseback Riding
$8 B
Farmers Markets
$10 B
Popup Shops
$1.1 B
Experiential Dining
$950 M
Pumpkin Patches
$19.2 B
Competitive Tournaments
$4.7 B
County Fairs
$5 B
High School Sports
$2.5 B
Christmas Experiences

(source, source, source, source, source, source, source, source, source, source, source, source, source, source, source)

76% of consumers would rather spend their money on experiences than material items (source). Selling a product is no longer enough, you have to sell an experience too, and these businesses need to find new ways to maximize their revenue (source).

$7 trillion is moving from cash to digital this year and growing to $48 trillion annually by 2030 (source). How are these sole proprietors and businesses going to operate in a cashless society? If it's more than a few payments it has to be promoted, tracked, and centrally managed. This cannot be done on a single peer-to-peer payment account. Geoji is the full fledged platform for these transactions, and we accept all forms of payment from just your phone.

OUR TRACTION

$1.3 million in just 12 months, 33k transactions and 236 creators

On top of that...

- We've attained approximately $1.3 Million in the last 12 months via word of mouth
- We created proprietary technology to put a point of sale in everyone's pocket - getting rid of costly hardware terminals and ATMs
- 236 creators each making 4.3 events on average per year


$1.3 M
GMV
33k
Transactions
236
Creators

WHY INVEST

We believe Geoji is revolutionizing the way people earn a living

All you need is your phone to turn your passion or idea into your new livelihood.

We've helped 236 creators: pay rent, put food on their kids' tables, pay off student loans, and make their dreams a reality. Success to us looks like becoming an everyday verb. If you are struggling to pay rent, bills, or wanting to leave your 9-5? **Just 'Geoji' it!**

We see a future where people skip college or leave their 9-5 because they are making a living running a pumpkin patch, starting their own kayak rental company, or monetizing whatever passions they would like to share with the world. In the next 3-5 years, we see Geoji just about anywhere in the U.S. - powered by people making a living doing what they love.


Geoji does it all
Point of Sale
Ticketing
Splash Page
Text Marketing
Payroll
Website

We plan on using this raise for:

- Scaling: Growth Hacking
- Regional & Seasonal Festival Outbound Sales
- Creator On-boarding & Support
- Product: Full Android build-out (iOS & Website are feature complete)
- On-boarding and Tutorials
- API & Integrations

Geoji is no longer an idea or proof of concept. We have built the product, done over $1.3 Million in the last 12 months, and are ready to scale.

Join us on our journey of creating a new economy that supports creators instead of corporations. By turning passions and ideas into discoverable businesses, we believe we are bringing the village back to the city and community back to the world.

Invest in Geoji today!

Meet Our Team



John Paul Poehlmann

CEO & Cofounder

John Paul Poehlmann is a Rice University alumni and has previously led go-to-market teams as a tech executive at two Forbes 100 Cloud Companies. He managed new product teams in Texas focused around sales, mass marketing, and growth hacking. His time at Main Street Hub gave him insight into how small businesses gain exposure and can maximize their revenue. After understanding the inner workings of Google Maps, Yelp, and Facebook's algorithm John realized that there is no platform for temporal businesses.



Blane Townsend

CTO & Cofounder

Blane Townsend is a Rice University alumni and has previously developed multiple apps on his own including Luminostics - a YC company, Zocha - ACH Payments, Bidly - Marketplace for goods, among others. He spent his prior years creating a platform that makes it easy to develop apps which has enabled him to write over 137,000 lines of code for Geoji in just 6 months. Blane is not only a software developer, but a skilled UX & UI Designer.

Offering Summary

Company	Geoji, Inc.
Corporate Address	1400 Yager Dr, Austin, TX 77833
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$8,930,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Angel Investor

Invest within the first week and receive 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Geoji will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Megan E. 1 INVESTMENT 3 days ago Pinned by Company

You should target Ticketmaster's market (I can see that flat 7% fee being a huge selling point), canvas/connect with event spaces that hold those local and underground shows, get a Geoji widget button that's easily insertable on their websites and allows non-account holding users to interact with the brand through the site. Then with the option being pushed to the Geoji app store page when they're done with their purchase.

0 View 2 replies

Jerry I. SE OWNER 16 INVESTMENTS 4 days ago Pinned by Company

I'm rolling out a membership site in the near future: how could Geoji help me boost/grow membership?

0 View 1 reply

. an hour ago

Can the users checkout themselves or does the merchant have to be there with them. Going crazy thinking about all the possibilities with this lol.

0

. an hour ago
Look into door covers. Could see the door guy scanning people in instead of paying cash. Lots of college towns especially. Very interesting stuff can see a wide array of markets and potential with this. Have y'all found a few niche markets yet or still fishing?
0

Leonardo S. an hour ago
Renaissance festivals would be HUUGE!! Our local renaissance festival has over 200 shops alone on site a lot of which are run in house. There isn't a terminal for every shop because it's so expensive. Letting people use their phones to scan cards could be a serious game changer. Great job guys!
0

Gabriel J. 2 hours ago
How should I connect with y'all outside of this comment thinggy?
0

Gabriel J. 2 hours ago
Could I use this for my renaissance festival?
0

Gabriel J. 2 hours ago
This sounds like an amazing idea! I downloaded the app, looks clean, is it just in Austin right now?
0

Glenda W. 2 hours ago
Can anyone make a "Geoji" or do you have to approve them?
0

Orlando C. 2 hours ago
This is a great idea and I believe it will be very successful. I used Geoji at a Pumpkin Patch in Austin last year and had a blast. Very cool things on the horizon!
0

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Part 1: WELCOME TO THE NEW ECONOMY

BE DISCOVERED EVENTS, POPUPS, FESTIVALS

FREE TICKETING

INSTANTLY CHECKOUT

FREE POINT OF SALE

FREE POINT OF SALE

WE REPLACE CASH

FASTER THAN CHIPPING & SWIPING

ALL YOU NEED IS YOUR PHONE

A WHOLE NEW WORLD AWAITS

We've seen the trend of people making money renting out their homes and driving strangers as well as food in their cars, but no easy way exists for you to monetize "YOUR OWN" passions and your own ideas until now.

Geoji is an easy button to build your own ad-hoc business, event, or festival in seconds.

Simply snap a photo, add a description, and it's live. We take care of the rest: ticketing, point of sale, management, and we actually get you discovered. All you need is your phone.

Why is it important? (ex. Immediate Need, Opportunity Timing, Market Size, etc.)

$7 trillion is moving from cash to digital this year and growing to $48 trillion annually by 2030. How are these sole proprietors and businesses going to operate in a cashless society? If it's anything more than a few payments it has to be promoted, tracked, and centrally managed. This cannot be done on a single peer-to-peer payment account. Geoji is that full-fledged platform for these transactions. We put a point of sale in everyone's pocket in order to democratize capitalism and make the American dream a reality for anyone with a smartphone.

Geoji is the antidote to an isolated Black Mirror Future. This is where you discover Taco Tuesday from your local abuela, find your Friday night, and maybe even your wife. Welcome to the new economy in a whole new world.

We have done over $1 million in just 6 months solely through word of mouth without spending any money on ads.

We are changing the way people earn a living, where you can make more money in a day doing what "you actually love" than most people make in a single month.

Blane and I met at Rice University 7 years ago, and you know what they say look to the passions of your childhood to find your life’s purpose. Blane grew up playing roller coaster tycoon and I grew up drawing maps. This is what we were put on the Earth to do.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.